July 20, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Karina Dorin, Attorney Advisor Laura Nicholson, Special Counsel

Re:	PG&E Corporation
Registration Statement on Form S-3
Filed July 6, 2020
File No. 333-239687

Dear Ms. Dorin and Ms. Nicholson:

This letter is submitted on behalf of PG&E Corporation, a California corporation (the “Company”), in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 15, 2020 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 filed with the Commission on July 6, 2020 (the “Form S-3”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which will include changes in response to the Staff’s comments. We have enclosed for your convenience a copy of Amendment No. 1 that has been marked to show changes made to the Form S-3.

In this letter, the Staff’s comments discussed are indicated in italics, followed by the Company’s response thereto. Page number references in the response below are to the page numbers in the Form S-3. Capitalized terms used but not defined herein have the meanings given to them in the Form S-3.

Registration Statement on Form S-3

Selling Shareholders

Material Relationships with Selling Shareholders

Greenshoe Backstop, page 20

1.

We note you disclose on page 21 that you may register the resale of any shares of common stock issued to Backstop Parties who are also PIPE investors through a supplement to this prospectus. Please provide us with your analysis as to how you may register the offer and sale of these securities by means of a supplement to this prospectus or revise your disclosure accordingly. Refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 21 to remove the reference to the registration of shares of common stock issued to Backstop Parties who are also PIPE Investors through a supplement to the prospectus forming a part of the Form S-3.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1322.

Sincerely,

/s/ C. Daniel Haaren
C. Daniel Haaren

cc:

Brian W. Wong

    Vice President, Deputy General Counsel & Corporate Secretary

        PG&E Corporation | Pacific Gas and Electric Company

            77 Beale Street

                P.O. Box 770000

                    San Francisco, CA 94177

Nicholas A. Dorsey

    Cravath, Swaine & Moore, LLP

        825 Eighth Avenue

            New York, New York 10019